August 24, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Tia Jenkins
Senior Assistant Chief Accountant

Re:       China Fruits Corporation,
Form 10-K/A for Fiscal Year Ended
December 31, 2007
Filed August 8, 2008
File No. 000-22373

Gentlemen:

Thank you for your comment letter dated August 22, 2008 (the “Comment Letter”), with respect to the above-captioned Amendment to Annual Report.

We acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 15

1.
We note that your auditors are located in Boca Raton, Florida.  It appears that all of the assets, liabilities, revenues and expenses of China Fruits Corporation relate to operations located in the People’s Republic of China. Please tell us how the audit of the operations in the People’s Republic of China, including the associated assets and liabilities was conducted.

Response 1:
Our Auditor Lake & Associates CPA’s LLC travels to our location in the People’s Republic of China several times per year.  Our Auditor was at our location in the Peoples Republic of China to perform a majority of the audit procedures.  Our Auditor Lake & Associates CPA’s LLC used the services of Good Faith CPA’s (a PCAOB registered firm) to assist in some procedures that require the conversion from Chinese to English.  Good Faith CPA’s were under the direct supervision and direction of Lake & Associates CPA’s LLC.  Good Faith CPA has several well qualified U.S. educated employees. Some who have worked for well known Global CPA firms.

If you have any further questions or comments, please feel free to contact us.

Sincerely,

/s/ Chen, Quan Long
Chen, Quan Long
Chief Executive Officer

/s/ Wang, Zhi Xiong
Wang, Zhi Xiong
Chief Financial Officer